Exhibit 99.1

KIDOZ Inc.

220 - 1685 West 4th Avenue

Vancouver BC V6J 1L8

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces Continued Network Growth in Q2

COPPA Compliant Mobile Network Reaches Kids Worldwide in Complete Privacy

VANCOUVER, BC, Canada. July 11 2023, – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market leading Kidoz Contextual Ad Network (www.kidoz.net) and the Kidoz Publisher SDK, announced today its Q2 2023 network growth and corporate update.

Network Growth highlights Q2 2023 over Q1 2023 include:

●	350 million monetized impressions were delivered during the second quarter of 2023 recording 36.1% growth over the 257 million paid impressions delivered in the first quarter of 2023;
●	230 million video views were delivered during the quarter representing a 38.5% increase over the 166 million video views in the first quarter of 2023;
●	Over 90 Million rich media ads were played in the second quarter of 2023 for 30.4% growth over the 69 million in the first quarter of 2023;
●	Retains 2023 Revenue guidance of US$16.5M to US$18.5M, representing approximately 15% year over year growth over 2022.
●	Fiscal Q2 financial reports to be released prior to the end of August 2023.

Market Position

The global mobile advertising market, which is expected to hit $378 billion in 2028, has seen a slowdown since the second half of 2022 with significant revenue misses announced by technology companies dependent on advertising revenues. In addition, Roblox announced the cessation of all advertising and sponsorship to the 47% of its player base that are under the age of 13. Kidoz had a strong fiscal 2022, but began to see weakness in the market in the first quarter of 2023. Despite a slow start to 2023, Kidoz network activity remains strong and revenues are again tracking ahead of the previous year.

Kidoz specializes in safe and compliant monetization for app developers who are responsible for adhering to tight government regulations for advertising to children that come with high penalties if broken. Kidoz has built a complete end-to-end technology platform that enables mobile advertising in full compliance with the current and evolving privacy legislation. As fines for breaking the rules of COPPA compliance in America have increased significantly in frequency and gross value, compliance is a critical risk that must be addressed by technology and consumer brands alike. The combination of these macro trends coupled with the continued decline of linear television, and the loss of that medium as a marketing channel, has increased Kidoz’ importance in the ecosystem and the revenues of the Company. Kidoz anticipates that our second half of 2023 will follow our previous years’ experience with over three quarters of our annual business conducted in the latter half of the year.

As the Kidoz advertising technology platform covers a number of complex areas in the value chain of digital advertising, management launched Prado.co, a wholly owned subsidiary brand and system targeting the older markets of teens and families. The Prado commercial team has secured brand and performance campaigns in a number of advertising verticals including finance, beauty, and insurance. While revenue contribution overall is still low, at less than 5% of the group revenues, the Prado growth has been impressive with Q2 Prado campaign value increasing more than 200% over the Q1 Prado campaign value. Management believes strongly in the future of Prado as a powerful revenue driver for the Company as the Prado brand and technology evolve and gain market traction.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) owns the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Disney, Hasbro, Lego and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz Programmatic network have become essential products in the digital advertising ecosystem.

The Prado (www.prado.co) technology provides a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163